Exhibit 99.1

NEWS RELEASE
January 23, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE: AMEX
www.almadenminerals.com

ALMADEN HITS 163.45 M OF 1.27 G/T AU AND 61.6 G/T AG (2.5 G/T AUEQ)
INCLUDING 8.00 M OF 9.82 G/T AU AND 492.8 G/T AG (19.7 G/T AUEQ) ON MAIN IXTACA ZONE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE AMEX) is pleased to announce results from the 2011 drilling program on the Company’s 100% owned Tuligtic project, Mexico with holes TU-11-69, 75, 77 to 80, 82 To 87 and 89 to 92. Final analyses have not yet been received for holes TU-11-81, 88 and 93 to 95. Hole TU-11-92 was drilled to the south of the Main Ixtaca Zone and intersected 5.57 meters of 1.05 g/t gold and 2.9 g/t silver to the end of the hole (the hole was lost). This intersection is interpreted to represent a new zone on the project (now called the Ixtaca South Zone). Highlights from the current group of assays include the following intercepts (all significant assays are shown in the table below):

Hole TU-11-78 MAIN IXTACA ZONE, SECTION 10550:
11.00 meters @ 2.04 g/t gold and 100.8 g/t silver (4.1 g/t gold equivalent)

Hole TU-11-82 MAIN IXTACA ZONE, SECTION 10650:
241.02 meters @ 0.43 g/t gold and 31.2 g/t silver (1.0 g/t gold equivalent)
Including                      16.32 meters @ 1.27 g/t gold and 80.3 g/t silver (2.9 g/t gold equivalent)
And                      25.36 meters @ 1.21 g/t gold and 91.5 g/t silver (3.0 g/t gold equivalent)

Hole TU-11-83 MAIN IXTACA ZONE, SECTION 10550:
163.45 meters @ 1.27 g/t gold and 61.6 g/t silver (2.5 g/t gold equivalent)
Including                      54.14 meters @ 2.32 g/t gold and 105.7 g/t silver (4.4 g/t gold equivalent)
And                      8.00 meters @ 9.82 g/t gold and 492.8 g/t silver (19.7 g/t gold equivalent)

Hole TU-11-85 MAIN IXTACA ZONE, SECTION 10700:
244.60 meters @ 0.51 g/t gold and 26.9 g/t silver (1.1 g/t gold equivalent)
Including                      26.42 meters @ 1.28 g/t gold and 103.7 g/t silver (3.4 g/t gold equivalent)
and                      20.22 meters @ 2.53 g/t gold and 57.0 g/t silver (3.7 g/t gold equivalent)
and                      11.20 meters @ 3.38 g/t gold and 86.6 g/t silver (5.1 g/t gold equivalent)

Hole TU-11-86 MAIN IXTACA ZONE, SECTION 10550:
6.30 meters @ 1.41 g/t gold and 90.8 g/t silver (3.2 g/t gold equivalent)

Hole TU-11-91 MAIN IXTACA ZONE, SECTION 10650:
117.40 meters @ 0.43 g/t gold and 42.7 g/t silver (1.3 g/t gold equivalent)
Including                      19.67 meters @ 1.17 g/t gold and 121.1 g/t silver (3.6 g/t gold equivalent)
And                      5.90 meters @ 2.73 g/t gold and 246.5 g/t silver (7.7 g/t gold equivalent)

Hole TU-11-92 IXTACA SOUTH ZONE, SECTION E6000 (100 AZIMUTH):
34.57 meters @ 0.48 g/t gold and 4.2 g/t silver (0.6 g/t gold equivalent)
Including                      5.57 meters @ 1.05 g/t gold and 2.9 g/t silver (1.1 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden, commented, “We are very pleased with these new results which continue to confirm and show the Ixtaca zone to be a robust and wide system of veining with sections that carry high gold and silver grades. Including the veining of the newly discovered Ixtaca North zone, the Ixtaca vein system is wider than previously known. Our drill program continues to identify new zones of mineralisation and the known mineralised area is expanding. Drilling to date on the Ixtaca vein system shows good continuity of mineralisation in both horizontal and vertical dimensions.”

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-11-69	164.84	166.08	1.24	0.79	50.6	1.8	90
TU-11-75	160.00	171.50	11.50	0.42	2.2	0.5	23
including	161.00	164.00	3.00	0.97	2.9	1.0	51
TU-11-75	189.00	208.00	19.00	0.45	8.0	0.6	30
including	189.00	197.50	8.50	0.65	5.7	0.8	38
TU-11-78	3.59	76.50	72.91	0.65	28.5	1.2	61
including	24.50	54.50	30.00	1.24	50.5	2.3	113
and	37.00	48.00	11.00	2.04	100.8	4.1	203
TU-11-78	100.00	119.60	19.60	0.42	40.6	1.2	62
TU-11-78	150.00	173.00	23.00	0.72	44.0	1.6	80
including	155.00	167.42	12.42	1.11	70.5	2.5	126
and	163.70	167.42	3.72	1.84	154.8	4.9	247
TU-11-78	208.70	250.00	41.30	0.51	49.0	1.5	74
TU-11-79	160.00	178.15	18.15	0.37	12.4	0.6	31
TU-11-79	228.30	303.00	74.70	0.24	18.8	0.6	31
including	264.00	286.47	22.47	0.46	33.1	1.1	56
and	266.00	276.30	10.30	0.63	45.2	1.5	76
TU-11-82	157.28	398.30	241.02	0.43	31.2	1.0	52
including	221.82	238.14	16.32	1.27	80.3	2.9	144
and	340.00	341.14	1.14	4.54	405.4	12.6	632
and	359.32	361.62	2.30	6.88	463.5	16.1	807
and	359.32	384.68	25.36	1.21	91.5	3.0	152
and	438.00	439.75	1.75	1.54	52.6	2.6	129
TU-11-83	55.45	60.80	5.35	0.33	38.4	1.1	55
TU-11-83	120.45	283.90	163.45	1.27	61.6	2.5	125
includes	146.10	200.24	54.14	2.32	105.7	4.4	222
and	146.10	154.10	8.00	9.82	492.8	19.7	984
and	179.70	182.97	3.27	6.42	83.0	8.1	404
and	244.65	255.50	10.85	1.95	98.3	3.9	196
and	267.50	272.30	4.80	3.18	93.9	5.1	253
TU-11-84	90.00	144.30	54.30	0.42	5.4	0.5	26
including	111.00	134.50	23.50	0.65	7.6	0.8	40
and	111.00	125.00	14.00	0.79	10.3	1.0	50
TU-11-85	169.00	219.10	50.10	0.43	13.4	0.7	35
TU-11-85	219.10	463.70	244.60	0.51	26.9	1.1	53
including	299.00	301.70	2.70	1.34	188.7	5.1	256
and	351.28	377.70	26.42	1.28	103.7	3.4	168
and	441.78	462.00	20.22	2.53	57.0	3.7	183
and	443.90	455.10	11.20	3.38	86.6	5.1	255
TU-11-86	40.00	100.00	60.00	0.27	13.3	0.5	27
TU-11-86	141.00	248.60	107.60	0.29	31.6	0.9	46
including	149.00	175.00	26.00	0.54	40.1	1.3	67
and	149.00	155.30	6.30	1.41	90.8	3.2	162
TU-11-87	94.00	149.00	55.00	0.38	13.4	0.6	32
including	117.50	133.50	16.00	0.74	33.5	1.4	70
and	119.50	129.50	10.00	0.90	47.7	1.9	93
TU-11-90	42.69	130.00	87.31	0.12	26.6	0.7	33
including	61.53	73.50	11.97	0.13	62.4	1.4	69
and	115.75	130.00	14.25	0.10	52.3	1.1	57
and	118.85	123.75	4.90	0.16	75.3	1.7	83
TU-11-91	3.05	13.00	9.95	0.49	12.2	0.7	37
TU-11-91	28.75	36.00	7.25	0.34	10.8	0.6	28
TU-11-91	84.10	97.95	13.85	0.79	105.5	2.9	145
TU-11-91	152.20	269.60	117.40	0.43	42.7	1.3	64
including	178.30	184.48	6.18	1.06	63.8	2.3	117
and	236.93	256.60	19.67	1.17	121.1	3.6	180
and	250.70	256.60	5.90	2.73	246.5	7.7	383
TU-11-92	205.00	239.57	34.57	0.48	4.2	0.6	28
including	234.00	239.57	5.57	1.05	2.9	1.1	55

Almaden’s 2012 drilling program at the Ixtaca zone has now commenced and the Company currently has four drills operating on the project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The main Ixtaca zone of veining is thought to have a north-easterly trend. Holes to date suggest that the zone is sub vertical with local variations. This interpretation suggests that true widths are approximately 60% of intersected widths. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Main Ixtaca Zone however overall the zone is interpreted to be subvertical and striking at 060 Azimuth.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $47.2 MM as of January 12th, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in

Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in this release. Please see sections for assay intervals.
CALEVA ZONE
IXTACA NORTH
MAIN IXTACA ZONE
NORTHEAST EXTENSION
SOUTHWEST EXTENSION
TU-11-87: no section
TU-11-75: no section
SECTION 10000
SECTION 10050
SECTION 10100
SECTION 10150
SECTION 10200
SECTION 10250
SECTION 10300
SECTION 10350
SECTION 10400
SECTION 10450
SECTION 10500
SECTION 10550
SECTION 10600
SECTION 10650
SECTION 10700
SECTION 10750
SECTION 10800
SECTION 10850
SECTION 10900
SECTION 10950
SECTION 11000
SECTION 11050
SECTION 11100
SECTION 11150
SECTION 11200
SECTION 11250
SECTION E6000
SECTION REFERENCE LINE
Intervals greater than 0.5g/t AuEq
>10.0 g/t AuEq
5.0 - 10.0 g/t AuEq
3.0 - 5.0 g/t AuEq
1.0 - 3.0 g/t AuEq
0.5 - 1.0 g/t AuEq
0
100
200
meters
618,250 mE
618,500 mE
618,750 mE
619,000 mE
619,250 mE
619,500 mE

SECTION 10550

Looking NE (+/-25m)

REFERENCE LINE
CLAY ALTERED ASH
Main Ixtaca Zone
2,400mRL
2,300mRL
2,200mRL
2,100mRL
2,000mRL
TU-11-19 / 455.98m
TU-11-78 / 309.68m
TU-11-83 / 365.15m
TU-11-16 / 480.36m
TU-11-56 / 392.58m
TU-10-11 / 458.72m
TU-11-88 / 517.55m ASSAYS PENDING
TU-11-66 / 630.02m
TU-10-13 terminates beyond section boundary
TU-11-58 terminates beyond section boundary

Only intervals over 3.0 g/t AuEq and broader than 1.0m are listed below. Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-11	122.7	124.2	1.5	0.7	230	5.3
TU-10-11	223.1	224.5	1.5	3.0	285	8.7
TU-10-11	241.0	242.9	1.9	6.7	552	17.8
TU-10-11	255.4	338.5	83.1	1.8	78	3.4
TU-10-11	258.7	260.5	1.8	49.0	1392	76.8
TU-10-11	279.2	280.6	1.4	7.8	560	19.0
TU-10-11	292.9	296.3	3.4	2.9	134	5.6
TU-10-11	303.1	306.9	3.8	2.8	113	5.1
TU-10-11	333.9	336.4	2.5	6.3	237	11.0
TU-10-13	64.9	89.0	24.1	1.4	99	3.4
TU-10-13	64.9	72.1	7.2	2.6	193	6.4
TU-11-16	235.3	237.2	1.9	3.7	776	19.2
TU-11-16	256.5	286.6	30.1	1.5	164	4.8
TU-11-16	269.3	273.7	4.4	4.3	577	15.9
TU-11-16	281.8	282.8	1.1	18.2	2250	63.2
TU-11-16	317.2	351.5	34.3	1.7	95	3.6
TU-11-16	326.3	329.3	3.0	6.1	602	18.2
TU-11-16	338.9	349.1	10.2	2.9	72	4.3
TU-11-16	365.9	409.4	43.5	1.6	119	4.0
TU-11-16	374.2	378.8	4.5	4.2	280	9.8
TU-11-16	386.7	387.7	1.0	6.9	524	17.4
TU-11-16	395.6	403.0	7.4	2.5	208	6.6
TU-11-19	285.6	294.1	8.6	3.0	185	6.7
TU-11-19	287.2	292.0	4.8	4.6	273	10.1
TU-11-19	305.9	308.4	2.4	1.6	161	4.8
TU-11-19	369.2	372.1	2.9	3.5	419	11.8

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-56	73.3	78.5	5.3	5.3	78	6.8
TU-11-56	85.7	86.7	1.0	6.0	413	14.2
TU-11-56	92.7	100.0	7.3	1.9	101	3.9
TU-11-56	226.2	251.0	24.9	0.7	163	4.0
TU-11-56	234.1	235.4	1.3	2.5	853	19.5
TU-11-56	248.5	249.4	1.0	13.9	2577	65.4
TU-11-78	37.0	48.0	11.0	2.0	101	4.1
TU-11-78	163.7	167.4	3.7	1.8	155	4.9
TU-11-83	146.1	200.2	54.1	2.3	106	4.4
TU-11-83	146.1	154.1	8.0	9.8	493	19.7
TU-11-83	179.7	183.0	3.3	6.4	83	8.1
TU-11-83	244.7	255.5	10.9	2.0	98	3.9
TU-11-83	267.5	272.3	4.8	3.2	94	5.1

LEGEND:

Intervals greater than 0.5g/t AuEq

- >10.0
- 5.0 - 10.0
- 3.0 - 5.0
- 1.0 - 3.0
- 0.5 - 1.0

Overburden

0 50 100
meters

SECTION 10600
Looking NE (+/-25m)
REFERENCE LINE
CLAY ALTERED ASH
TU-10-06
TU-11-81
TU-11-86
TU-11-53
TU-11-29
TU-11-72
TU-11-81 / 325.53m
Assays pending
TU-11-86 / 388.95m
TU-11-29 / 324.31m
TU-11-72 terminates beyond section boundary
Main Ixtaca Zone
TU-11-53 / 410.87m
TU-10-06 / 529.74m
LEGEND:
Overburden
Intervals greater than 0.5 g/t AuEq
> 10.0
5.0 - 10.0
3.0 - 5.0
1.0 - 3.0
0.5 - 1.0
0
50
100
meters

Only intervals over 1.0 g/t AuEq are listed below. Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-06	273.3	277.5	4.3	1.4	130	4.0
TU-10-06	273.3	276.0	2.7	2.1	203	6.1
TU-10-06	295.6	421.8	126.2	0.9	62	2.1
TU-10-06	295.6	340.7	45.1	1.4	92	3.2
TU-10-06	317.5	336.7	19.2	2.8	160	6.0
TU-10-06	317.5	319.7	2.2	6.7	475	16.2
TU-10-06	331.6	336.7	5.1	5.5	242	10.3
TU-10-06	405.9	412.1	6.2	2.6	209	6.7
TU-10-06	410.9	412.1	1.2	6.8	482	16.5
TU-11-29	30.4	299.0	268.5	0.6	40	1.4
TU-11-29	158.2	214.4	56.2	1.2	86	3.0
TU-11-29	188.9	214.4	25.5	2.3	134	5.0
TU-11-29	188.9	191.4	2.5	4.5	385	12.2
TU-11-29	204.7	207.4	2.7	10.8	534	21.5
TU-11-29	257.1	295.5	38.3	1.8	107	3.9
TU-11-29	258.0	260.6	2.6	3.5	107	5.7
TU-11-29	267.8	271.8	3.9	4.2	386	11.9
TU-11-29	288.6	292.7	4.1	4.7	256	9.8
TU-11-53	37.9	41.1	3.2	1.5	244	6.4
TU-11-53	99.7	119.4	19.7	0.4	37	1.2
TU-11-53	101.5	103.7	2.2	2.9	243	7.7
TU-11-53	148.5	190.5	42.0	0.6	49	1.6
TU-11-53	169.5	171.5	2.0	2.9	279	8.5
TU-11-53	182.0	185.5	3.5	2.6	238	7.4
TU-11-53	182.0	183.4	1.5	5.7	553	16.8
TU-11-72	170.9	451.0	280.2	0.8	49	1.8
TU-11-72	277.5	281.0	3.5	3.1	174	6.6
TU-11-72	294.0	323.0	29.0	2.4	103	4.5
TU-11-72	306.3	320.1	13.8	4.5	156	7.6
TU-11-72	347.9	360.6	12.7	2.1	169	5.5
TU-11-72	411.7	451.0	39.3	1.6	107	3.7
TU-11-72	418.2	443.6	25.4	2.1	144	5.0
TU-11-86	149.0	175.0	26.0	0.5	40	1.3
TU-11-86	149.0	155.3	6.3	1.4	91	3.2

SECTION 10650
Looking NE (+/-25m)
REFERENCE LINE
CLAY ALTERED ASH
Main Ixtaca Zone
TU-11-48, TU-11-51
TU-11-15, TU-11-17
TU-11-91, TU-11-95
TU-11-79, TU-11-82
TU-11-95 / 224.94m
ASSAYS PENDING
TU-11-91 / 274.74m
TU-11-15 / 291.39m
TU-11-79 / 350.66m
TU-11-82 / 462.08m
TU-11-17 / 480.36m
TU-11-51 / 316.38m
TU-11-48 terminates
beyond section boundary

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-15	138.3	260.4	122.1	0.9	30	1.5
TU-11-15	139.7	144.2	4.5	16.4	67	17.7
TU-11-15	197.9	200.5	2.6	1.7	148	4.6
TU-11-15	258.7	259.9	1.2	3.0	201	7.0
TU-11-17	128.0	329.0	201.0	0.6	46	1.5
TU-11-17	183.4	191.1	7.8	1.5	123	3.9
TU-11-17	226.3	247.0	20.7	1.9	228	6.4
TU-11-17	238.7	247.0	8.3	2.7	417	11.0
TU-11-48	35.8	74.6	38.8	0.5	44	1.4
TU-11-48	37.0	44.0	7.0	1.7	148	4.7
TU-11-48	133.8	187.5	53.7	0.6	86	2.3
TU-11-48	168.6	185.5	16.9	1.6	212	5.8
TU-11-48	177.9	181.4	3.5	7.3	847	24.2
TU-11-48	179.1	180.4	1.3	18.7	2129	61.3
TU-11-51	39.3	137.9	98.6	0.9	76	2.5
TU-11-51	80.1	133.6	53.5	1.3	120	3.7
TU-11-51	110.5	112.7	2.2	4.0	215	8.3
TU-11-79	160.0	178.2	18.2	0.4	12	0.6
TU-11-79	228.3	303.0	74.7	0.2	19	0.6
TU-11-79	264.0	286.5	22.5	0.5	33	1.1
TU-11-82	157.3	398.3	241.0	0.4	31	1.0
TU-11-82	340.0	341.1	1.1	4.5	405	12.6
TU-11-82	359.3	384.7	25.4	1.2	92	3.0
TU-11-82	359.3	361.6	2.3	6.9	463	16.1
TU-11-82	438.0	439.8	1.8	1.5	53	2.6
TU-11-91	3.1	13.0	10.0	0.5	12	0.7
TU-11-91	28.8	36.0	7.3	0.3	11	0.6
TU-11-91	84.1	98.0	13.9	0.8	106	2.9
TU-11-91	152.2	296.6	144.4	0.4	43	1.3
TU-11-91	236.9	256.6	19.7	1.2	121	3.6
TU-11-91	250.7	256.6	5.9	2.7	247	7.7

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

LEGEND:

Overburden

Intervals greater than 0.5g/t AuEq

- > 10.0
- 5.0 - 10.0
- 3.0 - 5.0
- 1.0 - 3.0
- 0.5 - 1.0

0 50 100
meters

SECTION 10700

Looking NE (+/-25m)

SECTION 10700
Looking NE (+/-25m)
REFERENCE LINE
CLAY ALTERED ASH
TU-11-54
TU-11-49, TU-11-85
TU-11-39
TU-11-18, TU-11-20
TU-11-49 terminates beyond section boundary
TU-11-39 / 263.04m
TU-11-54 / 471.22m
TU-11-18 / 302.97m
TU-11-20 / 356.86m
TU-11-85 / 532.18m
Main Ixtaca Zone
?
LEGEND:
Overburden
Intervals greater than 0.5 g/t AuEq
> 10.0
5.0 - 10.0
3.0 - 5.0
1.0 - 3.0
0.5 - 1.0
0
50
100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-18	85.0	264.9	179.9	0.4	33	1.1
TU-11-18	116.9	127.7	10.8	1.7	115	3.9
TU-11-18	120.8	122.4	1.6	4.2	336	10.9
TU-11-18	181.7	182.6	1.0	6.7	349	13.6
TU-11-20	119.4	298.6	179.2	0.6	36	1.3
TU-11-20	140.0	142.1	2.1	3.2	303	9.3
TU-11-20	178.9	181.8	2.9	3.0	277	8.5
TU-11-20	188.0	199.1	11.1	1.4	84	3.0
TU-11-20	211.0	215.4	4.4	1.6	104	3.7
TU-11-20	239.1	240.0	0.9	1.5	422	10.0
TU-11-39	39.3	154.7	115.4	0.5	38	1.2
TU-11-39	116.2	135.8	19.6	1.1	102	3.1
TU-11-39	132.9	135.8	2.9	4.2	261	9.4
TU-11-39	134.6	135.8	1.2	7.3	487	17.0
TU-11-49	181.0	207.0	26.0	0.4	9	0.6
TU-11-49	213.5	225.9	12.4	0.4	15	0.7
TU-11-49	267.2	271.5	4.3	1.1	113	3.4
TU-11-49	302.0	360.2	58.2	0.5	38	1.3
TU-11-49	318.3	326.1	7.8	1.8	141	4.7
TU-11-49	367.4	375.5	8.1	0.5	50	1.5
TU-11-49	384.5	389.6	5.1	2.6	5	2.7
TU-11-54	102.0	130.8	28.8	0.4	26	0.9
TU-11-54	117.7	129.6	11.9	0.6	52	1.7
TU-11-54	381.2	381.9	0.7	2.2	141	5.1
TU-11-54	431.1	458.0	26.9	0.7	8	0.8
TU-11-54	431.1	434.6	3.6	3.8	28	4.4
TU-11-85	169.0	219.1	50.1	0.4	13	0.7
TU-11-85	219.1	463.7	244.6	0.5	27	1.1
TU-11-85	299.0	301.7	2.7	1.3	189	5.1
TU-11-85	351.3	377.7	26.4	1.3	104	3.4
TU-11-85	441.8	462.0	20.2	2.5	57	3.7
TU-11-85	443.9	455.1	11.2	3.4	87	5.1

SECTION 11150

Looking NE (+/-25m)

TU-11-93
TU-11-90
TU-11-46
TU-11-41
TU-11-87
TU-11-84
TU-11-93 terminates beyond section boundary ASSAYS PENDING
TU-11-87 terminates beyond section boundary
TU-11-90 / 243.23m
TU-11-46 / 301.14m
TU-11-84 / 429.16m
TU-11-41 / 569.37m

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-41	59.1	232.4	173.4	0.2	38	1.0
TU-11-41	105.4	132.4	27.0	0.4	163	3.7
TU-11-41	117.2	123.8	6.6	1.1	436	9.8
TU-11-46	58.7	134.9	76.2	0.3	77	1.8
TU-11-46	113.3	134.9	21.6	0.4	146	3.3
TU-11-46	114.0	117.9	3.8	0.8	380	8.4
TU-11-46	116.8	117.9	1.1	1.9	1013	22.1
TU-11-46	211.0	212.8	1.8	1.3	36	2.0
TU-11-84	90.0	144.3	54.3	0.4	5	0.5
TU-11-84	111.0	125.0	14.0	0.8	10	1.0
TU-11-90	42.7	130.0	87.3	0.1	27	0.7
TU-11-90	61.5	73.5	12.0	0.1	62	1.4
TU-11-90	115.8	130.0	14.3	0.1	52	1.1

LEGEND:

Overburden

0 50 100
meters

Intervals greater than 0.5 g/t AuEq

- > 10.0
- 5.0 - 10.0
- 3.0 - 5.0
- 1.0 - 3.0
- 0.5 - 1.0

SECTION E6000

LOOKING NORTH

TU-11-92
TU-11-89
TU-10-01
184.0m -290.0m (6.0m) of 0.29g/t Au
TU-11-89 / 221.28m
TU-11-92 / 238.71m
TU-10-01 / 349.91m
New Zone ?
Main Ixtaca Zone
LEGEND:
Intervals greater than 0.5 g/t AuEq
Overburden
> 10.0
5.0 - 10.0
3.0 - 5.0
1.0 - 3.0
0.5 - 1.0
0
50
100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-01	47.5	349.91	302.4	1.0	48	1.7
TU-10-01	106.70	109.73	3.0	4.4	453	13.5
TU-10-01	119.75	277.00	157.3	1.6	72	3.0
TU-10-01	139.00	183.35	44.4	2.8	118	5.1
TU-10-01	174.50	178.60	4.1	25.7	936	40.1
TU-10-01	174.50	176.17	1.7	60.7	2112	102.9
TU-10-01	192.00	277.00	85.0	1.4	63	2.6
TU-10-01	225.77	233.45	7.7	5.4	136	8.2
TU-10-01	230.72	233.45	2.7	5.4	312	10.2
TU-10-01	315.00	336.64	21.6	1.9	51	2.9
TU-10-01	315.65	319.43	3.8	9.5	279	13.8
TU-11-92	205.00	239.57	34.57	0.48	4.2	0.6
TU-11-92	234.00	239.57	5.57	1.05	2.9	1.1